September 30, 2026
VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Re:	Davis Fundamental ETF Trust
Withdrawal of Registration Statement on Form N-14
File No. 333-213073

Dear Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant requests the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement on Form N-14 filed on EDGAR on September 30, 2026 (Accession No. 0001670310-26-000072) (“Registration Statement”).
The Registrant inadvertently did not include the Power of Attorney, Legal Consent, and Accounting Consent as exhibits to the filing.
No securities were sold in connection with the offering.
On September 30, 2026, the Registrant refiled the registration statement on Form N-14 to include the exhibits noted above.
No other changes were made as compared to the Registration Statement.
Please call the undersigned at (520) 434-3793 with any comments or questions.

Respectfully,
Davis Fundamental ETF Trust
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary